UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50798

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___BFP Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14605 N 73rd St.
_____
(No. and Street)

Scottsdale	Arizona	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Doherty	480-676-6400	edoherty@benefitfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm LLP
_____
(Name – if individual, state last, first, and middle name)

800 Market St, Suite 500	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

01/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Erin Doherty_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____BFP Securities, LLC_____, as of _____December 31_____, 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BFP Securities, LLC

Financial Statements with Supplemental Schedules
And Report of Independent Registered Public
Accounting Firm

December 31, 2025

TABLE OF CONTENTS



<center>**Report of Independent Registered Public Accounting Firm**</center>

Member
BFP Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFP Securities, LLC (a Missouri limited liability company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BFP Securities, LLC's management. Our responsibility is to express an opinion on BFP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BFP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 1

Auditors' Report on Supplemental Information

The Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BFP Securities, LLC's financial statements. The supplemental information is the responsibility of BFP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as BFP Securities, LLC's auditor since 2005.

St. Louis, Missouri
2/26/2026

BFP Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Current assets:

Cash and cash equivalents	$	603,754
Accounts receivable		167,500
Wholesaler compensation receivable		62,878
Interest receivable		1,004
Prepaid FINRA renewal fees		19,262
FINRA deposits		4,189
Prepaid expense		379
Prepaid commission expense		296,985
Total current assets	$	1,155,951

Liabilities and Member's Equity

Current liabilities:

Accounts payable	$	140,731
Accrued expense		25,700
Total current liabilities		166,431
Member's Equity		989,520
Total liabilities and member's equity	$	1,155,951

BFP Securities, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenue		
Wholesaler compensation revenue	$	7,846,481
Interest income		19,450
Total Revenue		7,865,931
Expenses		
Office services		120,000
Professional fees		30,146
Bank charges		1,866
Commissions		4,636,395
Placement costs		82,497
Licensing		33,271
Total Expenses		4,904,175
Net Income	$	2,961,756

BFP Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

December 31, 2024	$ 1,032,764
Distributions	(3,005,000)
Net Income	2,961,756
December 31, 2025	$ 989,520

BFP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:	
Net income	$ 2,961,756
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of prepaid commissions	69,848
Change in assets - (increase) decrease	
Accounts receivable - billed and unbilled	81,210
Wholesaler compensation receivable	(7,050)
Prepaid FINRA renewal fees	(238)
FINRA deposits	(1,556)
Prepaid commission expense	(18,668)
Interest receivable	(77)
Change in liabilities- increase (decrease)	
Accounts payable	(150,244)
Accrued commission expense	(84,763)
Accrued expense	1,400
Due to related party	(1,414)
Net cash provided by operating activities	2,850,204
Cash flows from financing activities:	
Distributions to member	(3,005,000)
Net cash used in financing activities	(3,005,000)
Net decrease in cash and cash equivalents	(154,796)
Cash and cash equivalents at beginning of year	758,550
Cash and cash equivalents at end of year	$ 603,754

BFP Securities, LLC
Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Nature of Business

BFP Securities, LLC (the "Company") is a limited liability company formed in 2000 under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, nongovernmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted "FASC 820, Fair Value Measurements", which defines fair value, established a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Note 1: Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Wholesaler Compensation Receivable

Accounts receivable and wholesaler compensation receivables are uncollateralized customer obligations due under normal trade terms.

Beginning January 1, 2023, the carrying amount of receivables is reduced by an allowance that reflects management's best estimate of the current expected credit losses. The estimate of the allowance for credit losses is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and expected changes during a reasonable and supportable forecast period. The Company uses an aging method to estimate allowances for credit losses. Management assesses collectability by pooling receivables with similar risk characteristics and evaluates receivables individually when specific customer balances no longer share those risk characteristics. An allowance for credit losses was not considered necessary at December 31, 2025.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with two financial institutions. Deposits in interest bearing accounts at this bank are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Deposits in non-interest-bearing accounts at these banks are insured by the FDIC up to $250,000. At December 31, 2025, there were no cash balances in excess of federally insured limits. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2025.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues, which consists of wholesaler compensation fees, is calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. Commissions are calculated as a percentage of the policies when sold and are fixed and determinable at that time. The asset-based charges are calculated on asset-based basis points based upon daily valuation of the underlying assets until settled at actual amounts. Certain wholesaler compensation fees earned by the Company are remitted by the payer to an affiliate, and the expense related to such items is recorded as placement costs. Agreements with selling groups are multi-year contracts. The income is recognized as revenue in the respective months for which these fees relate.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

Note 1: Summary of Significant Accounting Policies (Continued)

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes commissions incurred on a straight-line basis over a seven-year period, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Benefit Finance Partners' tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non U.S. income tax examinations by taxing authorities for years before 2022. As of and for the year ended December 31, 2025, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Note 2: Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $438,326, which was $427,231 in excess of its required net capital of $11,095. The Company's net capital ratio was 0.379697 to 1 (37.97%).

Note 3: Related Party Transactions

The Company and Benefit Finance Securities, LLC ("BFS"), a wholly owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners, are related by common ownership.

For the year ended December 31, 2025, the Company paid commissions to BFS of $3,276,064.

For the year ended December 31, 2025, the Company recorded wholesaler compensation from an affiliate of $6,422,457.

As of December 31, 2025, the Company recorded a due from an affiliate of $7,000.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a management fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 for the years ended December 31, 2025. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, modifies the monthly charge.

Note 4: Risks and Uncertainties

Changes to the Internal Revenue Code, industry regulations and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties

Revenue from two customers was approximately 100 percent of the Company's revenue for the year ended December 31, 2025.

Receivable concentration for two customers makes up approximately 100 percent of the Company's receivables for the year ended December 31, 2025.

Note 5: Subsequent Events

The Company has evaluated subsequent events through February 26, 2026, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

BFP SECURITIES, LLC
Schedule 1
COMPUTATIONS OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2025

Net Capital
    Total Member's Equity $ 989,520
    Add: subordinate borrowings allowable in computation of Net Capital   -
        Total Capital and Allowable Subordinate Borrowings   989,520

    Deductions and/or Charges
      Non-allowable assets
        Wholesaler compensation receivable   62,879
        Accounts receivable - billed and unbilled   167,500
        Prepaid FINRA renewal expense   19,262
        Prepaid FINRA expense   4,189
        Prepaid expense   379
        Prepaid commission expense   296,985
              551,194

Net Capital $ 438,326

Aggregate Indebtedness $ 166,431

Capital Requirements
    Minimum capital requirements (based on aggregate indebtedness) $ 11,095
    Minimum dollar net capital requirement   5,000
    Net capital requirement (greater of above)   11,095
    Excess net capital   427,231
    Net capital less greater of 10% of aggregate indebtedness
      or 120% of minimum dollar net capital requirement $ 421,683

Ratio of Aggregate Indebtedness to Net Capital   0.379697 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

BFP SECURITIES, LLC
SCHEDULE 2
EXEMPTION REPORT

BFP Securities, LLC (the "Company") is a registered broker-dealer to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is filing this Exemption Report pursuant to paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) serving as the contractually designated principal underwriter for a legacy insurance product; (2) compensation in connection with this designation consists solely of a fixed contractual fee for ongoing administrative and supervisory responsibilities; and the Company (1) did not directly or indirectly receive, hold, or owe funds or securities for or to customers; (2) do not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025.

The Company met the identified exemption provision in 17 C.F.R. section 240.15c3-3(k)(1) throughout the year without exception.

BFP Securities, LLC

I, Erin Doherty, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President and CCO

February 26, 2025



Report of Independent Registered Public Accounting Firm

Member
BFP Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2: Exemption Report, in which (1) BFP Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which BFP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (1) (the "exemption provision") and (2) BFP Securities, LLC stated that BFP Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. BFP Securities, LLC's Management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its role as the designated principal underwriter for a legacy insurance product and the related ongoing administrative and supervisory responsibilities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customer other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BFP Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFP Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

● THE POWER TO DREAM BIG

St. Louis
800 Market Street, Suite 500
St. Louis, MO 63101-2501

Chesterfield
16090 Swingley Ridge Road, Suite 220
Chesterfield, MO 63017-2064

p 314.655.5500
f 314.655.5501
anderscpa.com

Page 15

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Anders Minkler Huber & Helm LLP

St. Louis, Missouri
2/26/2026